Robert K. Reeves
Senior Vice President, General Counsel
and Chief Administrative Officer
February 21, 2008
Pam Howell
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Mail Stop 3561

Re:	Anadarko Petroleum Corporation
Definitive Proxy Statement on Schedule 14A
Filed March 27, 2007
File No. 001-08968
Dear Ms. Howell:
     As discussed with the staff of the Securities and Exchange Commission (the “Commission”) on February 20, 2008, Anadarko Petroleum Corporation (the “Company”) hereby respectfully submits the following supplemental information regarding the Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) filed by the Company on March 27, 2007. As indicated in prior responses, we propose to make appropriate clarifications or modifications to our disclosures in future filings.
     In connection with the Company’s responses to Comment 11 in the staff’s letter dated August 21, 2007, and Comment 2 in the staff’s letter dated December 18, 2007, the Company would like to clarify that it intends to include disclosure in future filings regarding the Company’s performance metrics related to bonus payments, including a description of each metric, the target and actual performance rating of such metrics, and the manner in which such metrics factor into the named executive officers’ compensation.
     We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We respectfully request an opportunity to discuss this response letter further with the staff if, following a review of this information, the staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 636-3212 or by facsimile at (832) 636-3214.

Very truly yours,
/s/ Robert K. Reeves
Robert K. Reeves

cc:     John W. Poduska, Sr., Chairman, Compensation and Benefits Committee